Orckit to Receive $14.2 Million in Settlement of Commercial Arbitration

TEL AVIV, Israel, October 15 -- Orckit Communications Ltd. (NASDAQ: ORCT) today announced that, further to its announcement made on August 14, 2007, in return for payment to Orckit of $14.2 million plus coverage of attorney fees, it has entered into a settlement agreement settling and resolving its International Centre for Dispute Resolution (the international division of the American Arbitration Association) ("ICDR") arbitration against Conexant Systems, Inc. ("Conexant") and its predecessors in interest. Orckit's claims in the ICDR arbitration arose from breaches of a supply agreement by Globespanvirata Inc. during 2001-2003 prior to it being acquired by Conexant. Pursuant to the settlement agreement, payment is promptly due from Conexant.


Orckit was represented in the ICDR arbitration by the law firm Piliero Goldstein, LLP. Michael C. Miller, a former partner of the firm, and Richard B. Brosnick, a current partner, led the trial team.





About Orckit Communications

Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity broadband services. Our products include Corrigent's CM product line of metro optical transport solutions, based on RPR and MPLS technologies, delivering packet transmission services in the metro area. For more information on Orckit see www.orckit.com


Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Orckit assumes no obligation to update the information in this release.